Exhibit 99.1

Independent Auditor’s Report

To the Shareholders and the Board of Directors of McEwen Copper Inc.

Opinion

We have audited the consolidated financial statements of McEwen Copper Inc. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of profit and other comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Material uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Group has not started production activities, the Group’s current liabilities exceeded its current assets by $33.7 million, the Group does not generate revenues and is dependent on external financing to carry out its operations. These events or conditions, along with other matters as set forth in Note 2(b), indicate that a material uncertainty exists that raises significant doubt on the Group’s ability to continue as a going concern. Management’s evaluation of these events and conditions and management’s plans regarding these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of management for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

April 28, 2026

McEwen Copper Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
As at	2025	2024
ASSETS
Current assets
Cash and cash equivalents (Note 6)	$6,123	$32,585
Receivables and prepaids (Note 7)	966	946
VAT recoverable	1,190	—
Total current assets	8,279	33,531

Non-current assets
Mineral properties, plant and equipment (Note 10)	760,746	18,146
Exploration and evaluation assets (Note 11)	635	461,076
Intangible assets (Note 9)	2,500	—
Receivables and prepaids (Note 7)	—	535
VAT recoverable	17,159	20,656
Total non-current assets	781,040	500,413
Total assets	$789,319	$533,944

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 12)	$8,498	$16,040
Related party loan (Note 15)	24,247	—
Due to related parties (Note 14)	9,221	285
Total current liabilities	41,966	16,325

Non-current liabilities
Deferred income tax liability (Note 13)	105,948	57,438
Other liabilities	95	201
Total non-current liabilities	106,043	57,639
Total liabilities	$148,009	$73,964

Shareholders’ equity
Share capital	$862,119	$857,486
Accumulated deficit	(220,809)	(397,506)
Total shareholders’ equity	641,310	459,980
Total liabilities and shareholders’ equity	$789,319	$533,944

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

/s/ Robert R. McEwen	/s/ Sergio Gattesco
Director	Director

McEwen Copper Inc.

Consolidated Statements of Profit and Other Comprehensive Income

(Expressed in thousands of U.S. dollars, except per share amounts)

For the years ended December 31,	2025	2024
EXPENSES
Depreciation	$(305)	$—
Impairment reversal (Note 4)	239,700	—
General and administrative (Note 17)	(11,019)	(4,838)
Earnings from operations	$228,376	$(4,838)

OTHER ITEMS
Finance income (Note 6)	845	2,099
Finance expense	(2,002)	(27)
Net gain on marketable securities (Note 8)	3,626	17,058
Foreign exchange loss	(5,878)	(65)
Other losses	(184)	—
Income before income taxes	$224,783	$14,227

Income tax recovery (expense) (Note 13)	(48,086)	26,785
Net income and comprehensive income	$176,697	$41,012

Net income per share, basic and diluted	$5.39	$1.30

Weighted average common shares outstanding, basic and diluted	32,808,120	31,469,670

The accompanying notes are an integral part of these consolidated financial statements.

McEwen Copper Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars)

	Number of Shares	Share Capital	Accumulated Deficit	Total
Balance, December 31, 2023	30,937,615	$801,486	$(438,518)	$362,968
Shares issued	1,866,669	56,000	—	56,000
Net income	—	—	41,012	41,012
Balance, December 31, 2024	32,804,284	$857,486	$(397,506)	$459,980
Shares issued (Note 16)	100,000	3,500	—	3,500
Warrants issued (Note 16)	—	1,557	—	1,557
Deferred tax on warrants issued	—	(424)	—	(424)
Net income	—	—	176,697	176,697
Balance, December 31, 2025	32,904,284	$862,119	$(220,809)	$641,310

The accompanying notes are an integral part of these consolidated financial statements.

McEwen Copper Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the years ended December 31,	2025	2024
Cash flows from operating activities
Net income	$176,697	$41,012
Adjustments for:
Income tax expense (recovery) (Note 13)	48,086	(26,785)
Finance income (Note 6)	(975)	(2,099)
Interest expense	2,002	—
Unrealized foreign exchange loss	6,748	65
Impairment reversal	(239,700)	—
Gain on marketable securities	—	(12,940)
Changes in non-cash working capital items:
Change in related party balances (Note 14)	3,877	(2,091)
Change in other assets	(7,031)	(17,239)
Change in accounts payable and accrued liabilities	559	126
	(9,737)	(19,951)
Interest received	975	2,099
Net cash flows used in operating activities	$(8,762)	$(17,852)

Cash flows from investing activities
Capital expenditures	$(48,586)	$(116,601)
Investment in marketable securities	—	(248)
Proceeds from sale of marketable securities	—	96,251
Net cash flows used in investing activities	$(48,586)	$(20,598)

Cash flows from financing activities
Advances from related parties	$5,056	$—
Related party loan (Note 15)	23,443	—
Issuance of warrants (Note 15)	1,556	—
Interest paid	(1,619)	—
Proceeds from sale of shares, net of issuance costs (Note 16)	—	56,000
Proceeds from exercise of warrants (Note 16)	3,500	—
Other financing activities	(431)	(27)
Net cash flows from financing activities	$31,505	$55,973

Effect of exchange rate changes on cash and cash equivalents	(619)	(1,159)
Increase in cash, and cash equivalents	(25,843)	17,523
Cash and cash equivalents, beginning of year	32,585	16,221
Cash and cash equivalents, end of year	$6,123	$32,585

The accompanying notes are an integral part of these consolidated financial statements.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

NOTE 1 NATURE OF OPERATIONS

McEwen Copper Inc. (the "Company" and, together with its subsidiaries, the "Group") is a mineral exploration and development company that is primarily engaged in the development of the Los Azules copper project (“Los Azules”) located in San Juan, Argentina. The Company’s interest in Los Azules is held by Andes Corporacion Minera S.A. (“ACMSA”), a wholly owned subsidiary. The Company, through its wholly owned subsidiary NPGUS LLC, also holds an interest in the Elder Creek exploration property in Nevada, United States. The Company’s registered address is in Alberta, Canada. The physical address of the Company’s head office is 150 King Street West, Suite 2800, Toronto, Ontario, Canada, M5H 1J9.

As at December 31, 2025, McEwen Inc. owns, through its wholly owned subsidiary, Minera Andes Inc., a 46.3% interest in the Company.

NOTE 2 BASIS OF PRESENTATION

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee.

These consolidated financial statements were approved by the Company’s Board of Directors on April 28, 2026.

b)	Going Concern

The consolidated financial statements of the Group have been prepared on a going concern basis, which contemplates that the Group will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Group is currently performing basic engineering for the project and is in the pre-construction stage. As such, the Group is dependent on external financing to carry out its operations. The Group is currently negotiating financing sufficient to continue its operations. However, in the event that the Group is not successful, the Group will have to reduce or curtail its operations or seek alternative financing. There is no assurance that the Group will be able to obtain financing or that such financing will be on terms that are acceptable to the Group. The Group’s current liabilities exceeded its current assets by $33.7 million

As at December 31, 2025, on the basis of the above conditions, management determined that a material uncertainty exists that raises significant doubt on the Group’s ability to continue as a going concern. These consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities, which could be material, that might be necessary should the Group be unable to continue as a going concern.

The Group has reached an agreement with a syndicate of lenders, including Evanachan Limited and McEwen Inc., to enter into a term loan facility of up to $240 million, subject to approval by the Borrower’s Board of Directors and shareholders. In February 2026, the Group received an initial advance of $28.5 million under this facility.

c)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in Note 3.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

NOTE 3 SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of consolidation

Subsidiaries of the Company are accounted for as outlined below.

Name of subsidiary	Location	Proportion of ownership	Nature of operations	Accounting method
NPGUS LLC	United States	100%	Exploration	Consolidation
International Copper Mining Inc.	Cayman Islands	100%	Holding	Consolidation
Los Azules Mining Inc.	Cayman Islands	100%	Holding	Consolidation
San Juan Copper Inc.	Cayman Islands	100%	Holding	Consolidation
Andes Corporacion Minera S.A.	Argentina	100%	Exploration/Development	Consolidation

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, and transactions, including income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

The Company translates its transactions denominated in the Argentine peso into its functional currency using official exchange rates provided by the Central Bank of Argentina.

b)	Foreign currency translation

The Group’s consolidated financial statements are presented in U.S. dollars which is also the functional currency of the Company and all of its subsidiaries. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies (i.e. those other than an entity's functional currency) are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

c)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and highly liquid short-term deposits with a maturity of three months or less, that are held for the purpose of meeting short-term cash commitments and are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

d)	Financial instruments

The Group recognizes financial assets and financial liabilities on the date the Group becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Group has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

Classification and measurement

Financial assets are classified at initial recognition as either: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive income (“FVTOCI”). The classification depends on the Group’s business model for managing the financial assets and the contractual cash flow characteristics. For assets measured at fair value, gains and losses will either be recorded in income or loss or other comprehensive income.

Financial assets at amortized cost – A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using effective interest rate method where applicable less any impairment.

Fair value through profit or loss – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in income or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the year in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Fair value through other comprehensive income – Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial liabilities are initially recognized at fair value net of transaction costs and subsequently measured at amortized cost, unless they are required to be measured at FVTPL or the Group has opted to measure at FVTPL.

Under IFRS 9 Financial Instruments, the Group classifies its financial instruments as follows:

Financial instrument	Classification
Marketable securities	FVTPL
Receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Other liabilities	Amortized cost
Due to related parties	Amortized cost
Related party loan	Amortized cost

Marketable securities classified as held for trading are measured at fair value, with changes in fair value recognized in profit or loss. These securities are acquired principally for the purpose of selling in the near term and are included in current assets on the balance sheet. Gains and losses from changes in fair value are reported under net gains or losses on marketable securities in the income statement.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

Impairment

The Group recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Group measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date the credit risk on the financial asset has not increased significantly since initial recognition, the Group measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.

e)	Mineral properties, plant and equipment

Mineral properties are carried at cost, less accumulated depletion and any accumulated impairment charges and include:

●	The cost of exploration properties acquired;
●	Development costs on an area of interest once management has determined the property has achieved technical feasibility and commercial viability. Development expenditure includes operating and directly attributable site administration costs.
●	Development costs on a property after commercial production is achieved when it is probable that additional economic benefit will be derived from future operations.

Mining properties are depleted over the economic life of the property on a units-of-production basis based on mineral reserves and, where included in the mine plan, mineral resources.

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment includes its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated shutdown and restoration costs associated with dismantling and removing the asset. Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the straight-line method or unit-of-production method over their expected useful lives, as follows:

► Buildings 50 years

► Plant and equipment 5 to 10 years

Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date when the asset is available for use. Construction in progress assets are not depreciated until they are available for use and reclassified to the appropriate category of plant and equipment.

Assets Under Construction

Assets under construction include the costs of the construction of mining and processing facilities on a mineral property for which technical feasibility and commercial viability have been demonstrated. Assets under construction are not considered to be available for use and are, therefore, not subject to depreciation. When an asset becomes available for use, its cost is transferred from assets under construction to mineral properties or property, plant and equipment, as appropriate.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

f)	Reclamation and remediation provision

Reclamation and remediation provisions arise due to legal or constructive obligations as a result of the Company’s exploration, development and operating activities, and are recorded in the year in which the activity generating the liability is incurred. The estimated present value of such reclamation and remediation costs, calculated using a risk-free, pre-tax discount rate, are capitalized to the corresponding asset along with the recording of a corresponding liability as soon as the obligation to incur such cost arises. The liability is adjusted each period for the unwinding of the discount rate, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the obligation. Changes in reclamation and remediation estimates are accounted for prospectively as changes in the corresponding capitalized cost, unless the decrease in the liability exceeds the carrying amount of the related asset, in which case the excess is recognised in profit or loss. Further, the estimated present value of reclamation and remediation costs and changes in a provision associated with exploration and evaluation expenditures are also recognized in profit or loss.

g)	Exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data to locate, investigate, define or delineate a mineral prospect or mineral deposit. Evaluation activities refer to the process of assessing the technical and economic feasibility of potential resource deposits identified during the exploration phase. This includes analyzing the quality, quantity, and accessibility of the discovered resources, as well as estimating the costs and risks associated with their extraction and development.

Expenses incurred by an entity in connection with the exploration and evaluation of mineral resources occur before the technical feasibility and commercial viability of extracting a mineral resource is demonstrable. These expenses include:

●	Acquisition of exploration rights and permits;
●	Environmental, topographical, geological, geochemical, and geophysical studies;
●	Exploratory drilling;
●	Trench excavation;
●	Sampling;
●	Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource; and
●	Exploration-related support costs.

Such costs are capitalized as exploration and evaluation assets. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

The consideration received for the sale of an interest made by the Group is credited against costs previously capitalized in relation to the whole interest with any excess accounted for as a gain on disposal.

Upon completion of the exploration phase, when technical feasibility and commercial viability have been established, the Company assesses exploration and evaluation assets for impairment in accordance with IAS 36.

Following the transition to the development phase, exploration and evaluation assets are reclassified to Mineral properties, plant and equipment, and eligible development expenditures are capitalized in accordance with IAS 16. These assets are subject to ongoing impairment assessments and are depreciated once available for use.

h)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The useful lives of intangible assets are assessed as either finite or indefinite.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Mineral rights and concessions

Mineral rights and concessions represent identifiable non-monetary assets without physical substance and are accounted for as intangible assets in accordance with IAS 38 – Intangible Assets.

Government land rights / concessions

Payments made to obtain or secure a specific and enforceable legal right over governmental land or concessions are capitalized as an intangible asset when they grant the Group the right to access, use, or exploit a defined area for a specified period. Such costs are capitalized only when the rights are controlled by the Group and it is probable that future economic benefits associated with the rights will flow to the Group.

During the development and construction phase of a project, payments made to maintain these rights in good standing may be capitalized as part of the cost of the intangible asset, provided they are directly attributable to securing or retaining the legal right and meet the recognition criteria of IAS 38.

Non-governmental land rights / concessions

Payments made to obtain or secure specific and enforceable legal rights over land or mining concessions from non-governmental counterparties are capitalized as intangible assets when they provide the Group with the right to use or exploit a defined area for a specified period and the recognition criteria under IAS 38 are met.

During the development and construction stage, payments required to keep such rights in force may be capitalized as part of the intangible asset. Periodic or recurring payments that do not grant additional rights, but instead represent fees, charges, or royalties related to ongoing use or production, are recognized as expenses in the period in which they are incurred.

Subsequent measurement

Following initial recognition, mineral rights and concessions are measured at cost less any accumulated amortisation and accumulated impairment losses. Amortisation commences when the asset is available for use and is recognized over the expected period of economic benefit, which generally corresponds to the term of the concession or the expected life of the related mining project.

The carrying amounts of mineral rights and concessions are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with IAS 36 – Impairment of Assets.

i)	Impairment and reversal of impairment on non-financial assets

The carrying amounts of the Group’s non-current assets, including plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Group performs an impairment test.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

An impairment test requires the Group to determine the recoverable amount of an asset or group of assets. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a cash generating unit ("CGU") for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal ("FVLCD") and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount up to but not exceeding the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. An impairment charge reversal is recognized in the consolidated statements of income (loss).

j)	Income taxes

Income tax expense comprises current and deferred tax. Current tax represents the amount expected to be payable to (or recoverable from) taxation authorities in respect of taxable earnings for the year. Taxable earnings may differ from earnings before income tax as reported in the consolidated statement of income (loss) due to temporary differences related to items that are taxable or deductible in other periods, as well as from permanent differences relating to items that are not taxable or deductible. The Group’s current tax liability is determined using tax rates and tax laws that have been enacted or substantively enacted at the consolidated statement of financial position date.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities that intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their corresponding tax basis used in the determination of taxable earnings. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for deductible temporary differences and tax loss carryforwards to the extent that it is probable that future taxable earnings will be available against which they can be utilized. Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets or liabilities in a transaction that affects neither accounting earnings nor taxable earnings.

Deferred tax liabilities are recognized for taxable temporary differences arising from investments in subsidiaries, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each consolidated statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow for recovery of all or part of those assets.

Deferred tax is measured using tax rates and tax laws that are expected to apply in the period in which the asset is realized or the liability is settled, based on tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date. Deferred tax is recognized in earnings, except to the extent that it relates to items recognized directly in equity, in which case the related deferred tax is also recognized in equity.

k)	Net income (loss) per share

Basic net income (loss) per share is calculated by dividing the net income (loss) attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per share does not adjust the income (loss) attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive. For the years ended December 31, 2025, and 2024 there were no potentially dilutive securities outstanding.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

l)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

NOTE 4 CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGMENTS

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities and expenditures on the consolidated financial statements. These estimates, assumptions and judgments are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Actual results could differ, and such differences could be material. Estimates, assumptions and judgments are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates, assumptions and judgments, and the resulting effects on the carrying amounts of the Group’s assets and liabilities, are accounted for prospectively. The most critical judgments and sources of estimation uncertainty that the Group believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

Transition of the Los Azules project costs from exploration and evaluation to assets under construction

The Company’s accounting policy for mineral property development requires significant judgment in determining the point at which exploration and evaluation expenditures are reclassified to assets under construction or intangible assets. Such reclassification occurs only when both technical feasibility and commercial viability of extracting a mineral resource are demonstrable, in accordance with IFRS. The establishment of technical feasibility and commercial viability may occur at a point in time that may, but does not necessarily, coincide with the completion of a feasibility study.

In assessing whether the criteria for reclassification were met for the Los Azules project, management evaluated a combination of qualitative and quantitative factors, including the status of regulatory approvals, the maturity of project design, the availability of financing alternatives, and the Company’s commitment to proceed with development activities.

In December 2024, the San Juan government’s Environmental Impact Statement approved the Environmental Impact Assessment, providing authorization for the project to advance beyond the study phase. In addition, in November 2025, the Company completed and published a feasibility study demonstrating that the project is technically feasible and commercially viable. Following completion of the feasibility study, management concluded that, as of December 31, 2025, sufficient evidence existed to demonstrate both technical feasibility and commercial viability and that the project had progressed beyond the exploration and evaluation phase.

Accordingly, the Company transferred $742.4 million of capitalized costs related to the Los Azules project from exploration and evaluation assets to assets under construction (Note 10). Prior to the transfer, the carrying amount of the exploration and evaluation assets was tested for impairment in accordance with IFRS.

Los Azules project CGU Impairment

The carrying value of mineral exploration and evaluation assets are tested for impairment before they are transferred to assets under construction within the mineral properties, plant and equipment.

Recoverable amounts of CGUs are generally estimated using discounted cash flow models that incorporate assumptions consistent with those that market participants would use in pricing the assets. Cash flow projections are based on management’s best estimates and extend over the expected life of the mining operations, taking into account assumptions such as forecast commodity prices, discount rates, estimated mineral reserves and resources, production profiles, operating and capital costs, mine life, and development and expansion plans.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

Management’s assumptions and estimates used in impairment assessments involve significant judgment and are subject to uncertainty. Changes in key assumptions could result in material changes to the recoverable amounts of exploration and evaluation assets and may give rise to impairment losses or reversals in future periods.

In December 2025, management performed an impairment assessment of the Los Azules project by comparing its carrying amount with its recoverable amount. The recoverable amount was estimated using a fair value less costs of disposal approach based on a discounted cash flow model derived from the Company’s published feasibility study, which is considered a Level 3 measurement under the fair value hierarchy.

The significant assumptions applied in the discounted cash flow model included long-term commodity price assumptions ($4.60 per Cu lb) and the discount rate (15.3%). The estimated recoverable value is $793 million.

Other significant assumptions applied in the discounted cash flow model included:

i.	forecast initial and sustaining capital expenditures and operating costs;
ii.	estimated mineral reserves and resources and production profiles;
iii.	the year of start of operations; and
iv.	estimated metal recovery rates.

The estimates of mineral reserves, resources, production, recovery rates, and forecast capital and operating costs were based on information prepared by qualified persons.

The recoverable amount of the Los Azules project exceeded its carrying amount. Accordingly, an impairment reversal of $239.7 million was recognized during the period and recorded as a gain in profit or loss, limited to the carrying amount that would have been determined had no impairment loss been recognized in prior periods, in accordance with IAS 36.

Climate-related matters

The Company considers climate-related matters, including both physical and transition risks, when applying its accounting policies and preparing the financial statements.

At present, climate-related risks do not have a material impact on the recognition or measurement of assets and liabilities. However, such matters may increase uncertainty in areas including environmental regulation, permitting processes, and long-term project development assumptions.

Management monitors climate-related developments on an ongoing basis and will incorporate the effects of climate-related risks into accounting estimates and judgements where those risks are expected to have a material impact in future reporting periods.

NOTE 5 NEW AND AMENDED IFRS ACCOUNTING STANDARDS

a)	New standards, interpretations and amendments adopted during the year

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of new standards effective as of January 1, 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

One amendment applies for the first time in 2025, but does not have an impact on the consolidated financial statements of the Group.

Lack of exchangeability - Amendments to IAS 21

For annual reporting periods beginning on or after 1 January 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

The amendments did not have a material impact on the Group’s financial statements.

b)	Accounting pronouncements issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified 'roles' of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from 'profit or loss' to 'operating profit or loss' and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements. The initial expected material impacts on Group's financial statements are, as follows:

●	Foreign exchange difference will be classified in the category where the related income and expense form the item giving rise to the foreign exchange difference.
●	New disclosure will be added: (a) management-defined performance measures; (b) specified expense by nature if expenses are presented by function in the operating category of the statement of profit or loss; and (c) a reconciliation for each line item in the statement of profit or loss between the restated amounts presented applying IFRS 18 and the amounts previously presented applying IAS 1.
●	Interest received and interest paid will be classified in the investing activities and financing activities, respectively, on the statement of cash flows.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

As the Group does not have a parent (ultimate or intermediate) that prepares consolidated financial statements available for public use, it is not eligible to apply IFRS 19.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

Amendments to the Classification and Measurement of Financial Instruments-Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. These amendments include:

●	A clarification that a financial liability is derecognised on the 'settlement date' and the introduction of an accounting policy choice (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date
●	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed
●	Clarifications on what constitute 'non-recourse features' and what are the characteristics of contractually linked instruments
●	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI)

These amendments are effective for annual periods starting on or after 1 January 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Group does not anticipate that the amendments will have a material effect on the Group's financial statements.

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

The amendments will be effective for reporting periods beginning on or after 1 January 2026. Earlier application is permitted and must be disclosed.

The amendments are not expected to have a material impact on the Group's financial statements.

Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

Clarify the application of the 'own-use' requirements for in-scope contracts:

●	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts
●	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows.

The amendments will take effect for annual reporting periods starting on or after 1 January 2026. Early adoption is allowed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments.

If an entity does not restate comparative information, it cannot present comparative disclosures.

The Group does not expect that the amendments will have a material impact on its financial statements.

NOTE 6 CASH AND CASH EQUIVALENTS

As at	December 31, 2025	December 31, 2024
Cash	$6,123	$32,585
Total cash and cash equivalents	$6,123	$32,585

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

During the year ended December 31, 2025, the Company recognized a gain of $0.8 million on its short-term deposits (year ended December 31, 2024 - $2.1 million).

NOTE 7 RECEIVABLES AND PREPAIDS

As at	December 31, 2025	December 31, 2024
Accounts receivable	$649	$150
Taxes receivable	281	714
Prepaid expenses	36	617
Total receivables and prepaids	$966	$1,481

NOTE 8 MARKETABLE SECURITIES

The Group may acquire and transfer marketable securities to facilitate intragroup funding transfers between the Canadian parent and its Argentine operating subsidiary from time to time. The Group does not acquire marketable securities or engage in these transactions for speculative purposes. The Group generally invests in marketable securities of large, well-established companies, with high trading volumes and low volatility.

As marketable securities are acquired with the intention of a near-term sale, they are considered financial instruments that are held for trading. Accordingly, all changes in the fair value of the instruments, between acquisition and disposition, are recognized through profit or loss. For the year ended December 31, 2025, the Group recognized a gain of $3.6 million related to intragroup funding transactions settled through marketable securities. (year ended December 31, 2024 – $4.1 million.)

Gain on marketable securities is as follows:

For the year ended December 31,	2025	2024
Gain on investments in Argentine depositary receipts	$—	$12,940
Gain on other securities	3,626	4,118
Net gain on marketable securities	$3,626	$17,058

In 2024, the Company invested excess foreign-currency cash in Argentine depositary receipts to mitigate devaluation risk; all such investments were sold in 2024. In 2025, excess funds were held as U.S. dollar cash and cash equivalents, and no Argentine depositary receipt investments were made.

NOTE 9 INTANGIBLE ASSETS

Cost	Mineral rights/concessions
January 1, 2024	$—
Additions	—
December 31, 2024	$—
Additions	2,500
December 31, 2025	$2,500

NOTE 10 MINERAL PROPERTY, PLANT AND EQUIPMENT

	Mineral property under construction	Property, plant and equipment	Total
Cost
January 1, 2024	$—	$14,805	$14,805
Additions	—	5,634	5,634
December 31, 2024	$—	$20,439	$20,439
Additions	—	2,590	2,590
Transfers from exploration and evaluation assets	742,363	—	742,363
Disposals	—	(1,682)	(1,682)
December 31, 2025	$742,363	$21,347	$763,710

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

Accumulated depreciation	Mineral property under construction	Property, plant and equipment	Total

January 1, 2024	$—	$(892)	$(892)
Additions	—	(1,401)	(1,401)
December 31, 2024	$—	$(2,293)	$(2,293)
Additions	—	(1,386)	(1,386)
Disposals	—	715	715
December 31, 2025	$—	$(2,964)	$(2,964)

	Mineral property under construction	Property, plant and equipment	Total
December 31, 2024	$—	$18,146	$18,146
December 31, 2025	$742,363	$18,383	$760,746

Following completion of the feasibility study, management concluded that, as of December 31, 2025, sufficient evidence existed to demonstrate both technical feasibility and commercial viability and that the project had progressed beyond the exploration and evaluation phase. Accordingly, the Company transferred $742.4 million of capitalized costs related to the Los Azules project from exploration and evaluation assets to assets under construction.

The Los Azules copper project is an advanced-stage porphyry copper pre-construction project located in the Cordilleran region of the Province of San Juan, Argentina, near the border with Chile. The project is owned by the Company’s subsidiary, ACMSA. As of December 31, 2025, substantially all mineral properties, assets under construction, and property, plant and equipment balances relate to the Los Azules Project.

NOTE 11 EXPLORATION AND EVALUATION ASSETS

	Los Azules,	Elder Creek,
	Argentina	Nevada	Total
Balance, January 1, 2024	$350,042	$635	$350,677
Additions	110,399	—	110,399
Balance, December 31, 2024	$460,441	$635	$461,076
Additions	42,222	—	42,222
Impairment reversal (Note 4)	239,700	—	239,700
Transfer to assets under construction (Note 10)	(742,363)	—	(742,363)
	$—	$635	$635

During the year ended December 31, 2025, the Company recognized an impairment reversal related to the Los Azules project following an impairment assessment performed in accordance with IAS 36. Further details regarding the impairment assessment and key assumptions are disclosed in Note 4.

In addition, following the completion of the feasibility study and management’s determination that technical feasibility and commercial viability had been demonstrated, the capitalized exploration and evaluation costs of the Los Azules project were reclassified to assets under construction in accordance with the Company’s accounting policy. These costs incurred primarily relate to activities undertaken to advance the project to the feasibility stage and include drilling and geological activities, engineering and technical studies, environmental and permitting activities, site access and infrastructure, and other project-level expenditures directly attributable to the development of a future mining operation. While previously classified as exploration and evaluation assets, such costs are predominantly tangible in nature and relate to the construction and development of the future mine.

Elder Creek, Nevada

Elder Creek is a 100%-owned copper–gold exploration project located in northern Nevada, approximately 9 km from SSR Mining’s Marigold mine. The property consists of 583 unpatented mining claims across Humboldt and Lander counties and targets a large-scale copper–gold porphyry system within an active mining district that includes Marigold, Lone Tree, and Phoenix.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

NOTE 12 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2025	December 31, 2024
Accounts payable	$259	$5,878
Accrued liabilities	6,111	9,142
Reclamation and remediation liability	836	—
Other current liabilities	1,292	1,020
Total accounts payable and accrued liabilities	$8,498	$16,040

NOTE 13 INCOME TAXES

The components of the income tax expense (recovery) for the years ended December 31, 2025, and 2024 are as follows:

For the years ended December 31,	2025	2024
Deferred income tax expense (recovery)	$48,086	$(26,785)
Income tax expense (recovery)	$48,086	$(26,785)

For the years ended December 31, 2025, and 2024, the Company’s effective income tax rate differs from its respective statutory rate of 26.5% and 23% as follows:

For the years ended December 31,	2025	2024
Income (loss) before income taxes	$224,783	$14,227
Statutory income tax rate	26.5%	23%

Expected income tax expense	$59,568	$3,272
Reconciling items:
Non-deductible (taxable) items	1,767	(17,396)
Adjustment related to tax rates applicable to foreign subsidiaries	(3,484)	2,164
Inflation adjustment on Argentinean tax attributes	(16,312)	(41,940)
Adjustments in relation to foreign exchange	24,764	14,653
Change in unrecognized deductible temporary differences	(1,805)	12,462
Adjustment in relation to the Argentinean tax rate reduction	(16,411)	—
Income tax expense (recovery)	$48,086	$(26,785)

The increase in statutory rate from 23% to 26.5% is attributable to a change in provincial allocation in Canada.

Significant components of the recognized deferred tax assets and liabilities are as follows:

As at	December 31, 2025	December 31, 2024
Plant and equipment	$(403)	$473
Mineral properties	(107,835)	(57,911)
Unrealized gains on investments	(1)	(56)
Non-capital losses	—	55
Other	—	1
Net deferred tax liability	$(108,239)	$(57,438)

Non-capital losses	$2,291	$—
Deferred income tax asset	$2,291	$—

Net deferred tax liability	$(105,948)	$(57,438)

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable in the foreseeable future:

For the years ended December 31,	2025	2024
Non-capital losses (Canada)	$14,046	$10,077
Other (Canada)	$428	$—
Net operating losses (Argentina)	$28,382	$39,857
Net operating losses (United States)	$407	$62
Decommissioning obligations (Argentina)	$848	$1,546

If not utilized, the Canadian non-capital losses will expire between 2041 and 2045 and the Argentinean net operating losses will expire between 2028 and 2029. The net operating losses in relation to the company's operations in the United States do not expire.

NOTE 14 RELATED PARTY TRANSACTIONS

During the normal course of operations, the Group may undertake transactions or hold balances with related parties. The Group engages with McEwen Inc. and other subsidiaries of McEwen Inc., which are related parties as they share common directors and officers.

Key management personnel of the Group include those people who have authority and responsibility for planning, directing and controlling the activities of the Group as a whole. The Group has determined that key management personnel consist of the CEO, CFO, and members of the Company’s Board of Directors. Key management compensation has been allocated from McEwen Inc. as part of the shared service costs described below.

The outstanding due to related parties are as follows:

As at	December 31, 2025	December 31, 2024
Due to McEwen Inc.	$9,221	$285

McEwen Inc. bills the Company for certain costs, including management, technical, legal, financial, other administrative services, geology, and engineering services. For the year ended December 31, 2025, McEwen Inc. incurred $2.4 million of general and administrative expenses related to the Company (year ended December 31, 2024 – $1.7 million), which were billed and classified as general and administrative fees in the consolidated statements of profit or loss. During the year ended December 31, 2025, McEwen Inc. also incurred $0.7 million in geology and engineering expenses related to the Group (year ended December 31, 2024 – $0.3 million). In addition, $6.1 million represented advances from McEwen Inc. to support operations in 2025 (year ended December 31, 2024 - $nil).

On June 17, 2025, the Company entered into a $25.0 million loan agreement with Evanachan Limited (“Evanachan”), a related party. The loan agreement included warrants valued at $1.6 million. See Note 15 – Related Party Loan for further details.

NOTE 15 RELATED PARTY LOAN

On June 17, 2025, McEwen Copper Inc. entered into a loan agreement with Evanachan, an affiliate of Robert R. McEwen, one of the shareholders, for a non-revolving term loan in the principal amount of $25.0 million. The transaction closed on June 26, 2025. In connection with the loan, the Company issued warrants to acquire a total of 100,000 common shares of McEwen Copper Inc. at an exercise price of $35.00 per share. The proceeds were allocated to the loan and warrants based on their respective fair values. The loan was initially recognized at $23.4 million and the warrants at $1.6 million. The loan matures one year from the closing date and is subsequently measured at amortized cost using the effective interest method at an effective rate of 20.7%. The loan was classified as a Level 2 financial instrument as its valuation was based on the inputs other than quoted prices.

On December 11, 2025, all 100,000 warrants issued in connection with the Evanachan loan were exercised at the strike price of $35.00 per share, resulting in total cash proceeds of $3.5 million to the Company. Upon exercise, the warrants were derecognized from equity, and the corresponding proceeds were recorded as an increase to share capital.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

NOTE 16 SHARE CAPITAL

The Group has authorized share capital of an unlimited number of voting common shares without par value.

As of January 1, 2021, McEwen Copper had 3,269,384 common shares outstanding.

On August 19, 2021, McEwen Copper exchanged all 3,269,384 of its existing common shares from Mineral Andes Inc. with 13,467,379 of its new common shares to Minera Andes Inc. McEwen Copper also issued 3,954,121 common shares to Minera Andes as consideration for assuming the related party loan and interest of $39.5 million due from ACMSA and LAMI (Note 8). Minera Andes Inc. further subscribed 78,500 common shares of McEwen Copper for net proceeds of $0.8 million.

On August 23, 2021, the Company closed its first tranche of the private placement offering. The Company issued 4,000,000 common shares at a price of $10.00 per share for net proceeds of $40.0 million to an affiliate controlled by Mr. McEwen.

On June 21, 2022, the Company closed a private placement offering in which the Company issued 1,500,000 common shares at a price of $10.00 per share for net proceeds of $15.0 million.

On August 31, 2022, the Company closed a private placement offering under which the Company issued 2,685,000 common shares at a price of $10.00 per share for net proceeds of $26.4 million.

On February 23, 2023, the Company closed a private placement with FCA Argentina S.A., an Argentinian subsidiary of Stellantis N.V. (“Stellantis”), consisting of 2,850,000 common shares issued by the

Company for proceeds of ARS $20.9 billion ($108.8 million).

On March 15, 2023, the Company closed a private placement with Nuton LLC, a current shareholder of the Company and subsidiary of Rio Tinto (“Nuton”), consisting of 350,000 common shares issued by the Company for proceeds of $6.6 million.

On October 11, 2023, the Company and Stellantis announced the closing of agreements pursuant to which the Company issued 1,900,000 common shares for proceeds of ARS 42 billion. Further, on October 20, 2023, the Company and Nuton closed a transaction pursuant to which the Company issued 152,615 common shares for proceeds of $4.0 million.

On July 12, 2024, McEwen Inc. and Mr. Robert R. McEwen participated in the first tranche of an announced private placement financing, purchasing 466,667 and 166,667 common shares, respectively, for a total investment of $14.0 million and $5.0 million, respectively.

On October 24, 2024, the Company completed the second tranche of its offering, raising $37.0 million, which included a $35.0 million investment from Nuton. In connection with this financing, a total of 1,233,335 common shares were subscribed for and issued.

On December 18, 2025, Evanachan exercised 100,000 warrants at an exercise price of $35 per share, for gross proceeds of $3.5 million, resulting in the issuance of 100,000 common shares.

As at December 31, 2025, Stellantis and Nuton own 18.2% and 17.2%, respectively. McEwen Inc.'s ownership of the Company is currently 46.3%.

NOTE 17 GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31,	2025	2024
Salaries and benefits	$5,162	$2,183
Business taxes	3,264	776
Professional fees	1,142	383
Office and administration	802	1,054
Directors’ fees	398	310
Legal fees	219	32
Others	32	100
	$11,019	$4,838

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

NOTE 18 SEGMENTED INFORMATION

The Company's operations comprise a single operating segment engaged in mineral exploration and mine development in Argentina. As the operations comprise a single reporting segment, amounts disclosed in the financial statements also represent segment amounts. All activities and non-current assets are located in Argentina except for $0.6 million Elder Creek exploration property located in Nevada, United States.

NOTE 19 FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Group’s receivables, accounts payable and accrued liabilities, other liabilities and due to related parties approximate their carrying value, which is the amount recorded on the consolidated statements of financial position. Cash equivalents are included in Level 1 due to the short-term maturity of these financial assets. Marketable securities are included in Level 1 as they are traded on active market.

The Group is exposed to varying degrees to a variety of financial instrument-related risks:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Group holds cash and cash equivalents and from time to time may hold marketable securities in creditworthy international banks and financial institutions. The Group seeks to balance capital preservation with reasonable returns, ensuring adequate liquidity for operational and strategic requirements. Additionally, the Group limits exposure to Argentinean inflation and local currency devaluation. This approach underscores our commitment to prudent financial management and maintaining flexibility in dynamic market conditions.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Group’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Group’s growth is financed through the issuance of equity. The Group has in place a budgeting process to help determine the appropriate liquidity level to meet its operating and growth objectives. The Group also regularly evaluates its cash position to ensure preservation and security of capital and to maintain liquidity.

McEwen Copper Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, unless otherwise noted)

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises the following types of risks:

a)	Foreign currency risk

Foreign currency risk can arise when the Group or its subsidiaries transact or have net financial assets or liabilities which are denominated in currencies other than their respective functional currencies.

The Group is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, receivables and accounts payable and accrued liabilities that are denominated in Canadian dollars (CAD) and Argentine pesos (ARS). A simultaneous 10% change in the USD relative to both the ARS and CAD, would have an insignificant impact on net income for the year ended December 31, 2025 of approximately $1.8 million (year ended December 31, 2024 – $0.1 million).

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

As of December 31, 2025, the Group has a short-term loan outstanding in the amount of $25.0 million, bearing a fixed annual interest rate of 12%. Given the fixed nature of the interest rate and the short-term maturity of the loan, the Group's exposure to interest rate risk is limited. The Group does not currently hold any other interest-bearing financial liabilities or assets that are significantly exposed to interest rate movements.

c)	Inflationary Risk

Argentina has experienced a significant amount of inflation over the last ten years and has now been classified as a highly inflationary economy. IAS 29 Financial Reporting in Hyperinflationary Economies defines a hyperinflationary economy as one where the cumulative inflation rate exceeds 100% over the last three years which preceded the reporting period.

Hyperinflation erodes the purchasing power of ARS-denominated assets and liabilities. In addition, exchange rate volatility could lead to significant translation adjustments.

Capital Management

The Group considers items included in total shareholders’ equity as capital, totaling $862.1 million as of December 31, 2025 (December 31, 2024 – $857.5 million). Refer to the consolidated statement of equity for explanations regarding changes to Shareholders’ capital from January 1, 2025, to December 31, 2025.

The Group’s objectives when managing capital are to ensure sufficient financial capacity to continue the exploration and development of its exploration and evaluation assets and to support its long-term growth strategy.

The adequacy of the Group’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Group’s strategy, the mining industry, the capital requirements of the Group's operations and projects, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Group may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash.

NOTE 20 SUBSEQUENT EVENTS

On February 6, 2026, the Company entered into a loan agreement providing for borrowings of up to $240.0 million, which may be advanced in one or more tranches upon mutual agreement among McEwen Copper, as borrower, McEwen Inc., as agent, and a syndicate of lenders. Approximately $32.5 million of additional funding has been secured under the agreement, including $13.6 million from McEwen Inc. The loan bears interest at an annual rate of 12%.